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                                                                      EXHIBIT 12

                             TAMPA ELECTRIC COMPANY

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


     THREE MONTHS      TWELVE MONTHS                       YEAR ENDED DECEMBER 31,
         ENDED             ENDED            -------------------------------------------------
    MARCH 31, 2000     MARCH 31, 2000         1999       1998     1997     1996(4)    1995(4)
    --------------     --------------       --------   --------   -----    -------    -------
         4.21x           3.79x (1)          3.82x(2)   4.51x(3)   4.38x     4.40x      4.28x

         For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

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(1)      Includes the effect of non-recurring pretax charges totaling $18.3 million recorded in the third and fourth quarters of 1999. Charges consisted of the following: $10.5 million recorded based on FPSC audits of its 1997 and 1998 earnings which limited its equity ratio to 58.7 percent; $3.5 million to resolve litigation filed by the U.S. Environmental Protection Agency; and $4.3 million for corporate income tax settlements related to prior years' tax returns. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earning to fixed charges would have been 4.56x for the twelve-months ended March 31, 2000.

(2) Includes the effect of one-time, pretax charges totaling $18.3 million described in (1) above. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.61x for the year ended Dec. 31, 1999.

(3) Includes the effect of one-time, pretax charges totaling $16.9 million. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.66x for the year ended Dec. 31, 1998.

(4) Amounts have been restated to reflect the merger of Peoples Gas System, Inc., with and into Tampa Electric Company.








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